UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

February 28, 2022

We are notifying you in accordance with the provisions of Article 28 of the Securities Market Law, Official Unified Text approved by Supreme Decree No. 093-2002-EF and the Regulation of Relevant Information Communication and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01.

In this regard, we hereby inform you as a Relevant Information Communication that, with respect to the bonds convertible into common shares with voting rights of AENZA S.A.A. that were issued on August 13, 2021 under the Issuance Agreement dated January 13, 2021, for US$ 89,970,000. 00 (Eighty-Nine Million Nine Hundred Seventy Thousand and 00/100 United States Dollars) (hereinafter, the "Convertible Bonds"); holders of 11,000 Convertible Bonds, each for a nominal value of USD 1,000.00 (One Thousand and 00/100 United States Dollars) and for a principal amount equivalent to US$ 11'000,000.00 (Eleven Million and 00/100 United States Dollars), have communicated the exercise of their conversion right.

In this context, today (i) provisional certificates have been issued for 37,801,073 new common shares of AENZA S.A.A., with a par value of S/1.00 each, with voting rights, which are fully subscribed, fully paid and represent 4.16% of the capital stock of AENZA S.A.A., and (ii) AENZA S.A.A. has complied with the payment of the accrued interest of the Convertible Bonds subject to conversion.

As a consequence of the above, today AENZA S.A.A. has increased its capital stock from S/ 871,917,855.00 (Eight Hundred Seventy-One Million Nine Hundred Seventeen Thousand Eight Hundred Fifty-Five and 00/100 Soles) to S/ 909,718,928.00 (Nine Hundred Nine Million Seven Hundred Eighteen Thousand Nine Hundred Twenty Eighty-Eight and 00/100 Soles). Likewise, the outstanding capital amount of bonds convertible into shares is now US$ 78,970,000 (Seventy-Nine Million Nine Hundred Seventy Thousand and 00/100 United States Dollars).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ DANIEL URBINA PEREZ
Name: Daniel Urbina Perez
Title: Chief Legal Officer
Date: February 28, 2022